Exhibit 99.1

Anghami Secures Significant Investment from OSN Group

Anghami Strengthens Regional Streaming Leadership with up to $55 Million Commitment from OSN Group

Abu Dhabi, UAE – December 16, 2024 – Building on the success of their partnership, Anghami Inc. (NASDAQ: ANGH) has announced that it secured a significant new round of funding, from OSN Group of up to USD $55 million with a USD $12 million initial investment in a convertible note program. This investment represents a significant milestone in Anghami Inc.’s journey to redefine digital entertainment in the MENA region, further solidifying its position as the go-to destination for premium audio and video content.

Since the initial strategic partnership between OSN and Anghami Inc.in April 2024, which brought together the unparalleled premium video streaming capabilities of OSN+ and its 18,000 hours of content with Anghami’s robust audio portfolio of over 100 million songs and podcasts, the partnership has delivered robust growth.

Highlights include:

●	Rebuilt and relaunched the new OSN+ platform, resulting in increased time spent and higher engagement of subscribers

●	Launched the new 4K Premium Plan with Dolby Atmos and Dolby Vision

●	Delivered a 41% growth in video streaming subscribers between April and October 2024.

●	Implementation of sophisticated improvements in the AI recommendation engine, resulting in enhanced content discoverability

This latest investment aims to accelerate Anghami and OSN+’s growth trajectory, enabling the platforms to expand their content library, enhance user experience through cutting-edge technologies, and strengthen their presence across the MENA region. It is also aimed to drive innovations such as AI-driven personalization and next-generation streaming technologies.

Elie Habib, CEO of Anghami and OSN+, said: “The success of this partnership is a testament to the power of collaboration and innovation. With this new investment from OSN Group, we are poised to elevate the digital entertainment experience for MENA audiences even further and expand our reach.”

Joe Kawkabani, CEO, OSN Group added: “This new round of funding reflects our unwavering belief in Anghami’s potential to lead the MENA region in digital entertainment. Together, we will continue redefining how audiences experience premium content, ensuring our platform remains a pioneer in the industry.”

About Anghami Inc. (NASDAQ: ANGH):

Anghami is the leading multi-media technology streaming platform in the Middle East and North Africa (“MENA”) region, offering a comprehensive ecosystem of exclusive premium video, music, podcasts, live entertainment, audio services, and more.

In a strategic move in April 2024, Anghami joined forces with OSN+, a leading video streaming platform, forming a digital entertainment powerhouse. This pivotal transaction strengthened Anghami’s position as a go-to destination, boasting an extensive library of over 18,000 hours of premium video, including exclusive HBO content, alongside 100+ million Arabic and International songs and podcasts. The OSN+ platform delivers the latest content at the same time as the US, including critically acclaimed must-see series and movies as well as world-class Arabic content and OSN+ Originals.

With a user base exceeding 120 million registered users and 3.5 million paid subscribers, Anghami has partnered with 47 telcos across MENA, facilitating customer acquisition and subscription payment, in addition to establishing relationships with major film studios, entertainment giants, and music labels, both regional and international. Headquartered in Abu Dhabi, UAE, Anghami operates in 16 countries across MENA, with offices in Beirut, Dubai, Cairo, and Riyadh.

To learn more about Anghami, please visit: https://anghami.com.

About OSN Group

OSN Group is the leading network for premium entertainment in the MENA region, operating in 22 countries featuring exclusive, in-demand global and local hit TV series and films as well as premium music offerings. OSN Group delivers content across multiple products: OSN+, OSNtv, Anghami and B2B offerings across the region.

Home to the most compelling content from global studios, including Warner Bros. Discovery and NBCUniversal, OSN spearheads premium content including Western, Arabic, Turkish, and more across its divisions, distinctively known for exclusively broadcasting the latest HBO content on the same day as the US, including popular series, blockbuster movies, and the best in kids and lifestyle programming. OSN Group was formed in 2009 by the merger of the two largest subscription TV networks in the region, namely Orbit and Showtime Arabia, and is a subsidiary of KIPCO – Kuwait Projects Company (Holding).

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “preliminary,” “anticipate,” “aims,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “continue,” “predicts,” “potential,” “transform,” “commitment” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These statements include those related to the effect of the investment and partnership for the platforms, users, OSN Group and Anghami and innovation. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s fiscal 2023 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2024, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Contact

For more information, please contact:

Amal Subhash

amal.subhash@ipn.ae

+971 50 833 4170

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